Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO to Redeem $1 billion Series K Medium-Term Notes (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) First Tranche

TORONTO, June 15, 2026 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced that it intends to redeem all of its $1 billion 1.928% Series K Medium-Term Notes (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) First Tranche due July 22, 2031 (the “Notes”). The redemption will occur on July 22, 2026 (the “Redemption Date”). The Notes are redeemable at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the Redemption Date. Interest on the Notes will cease to accrue from and after the Redemption Date.

The redemption has been approved by the Office of the Superintendent of Financial Institutions. Notice will be delivered to holders of the Notes in accordance with the terms of the related indenture.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of April 30, 2026. Serving clients for more than 200 years, BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services across Canada, the United States, and select markets globally. BMO is innovating for business value, by deploying and integrating human, digital and artificial intelligence to personalize client experiences, augment teams, and automate its business responsibly. Driven by its purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

For News Media Enquiries:

John Fenton, Toronto, John.Fenton@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com	X: @BMOMedia